C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945

For Immediate Release
August 6, 2015

Manulife reports 2Q15 core earnings of $902 million, strong top line growth and $883 billion in assets under management and administration

Performance and strategic highlights:

•
Asia Division – Delivered strong double digit growth, versus prior year, in insurance sales and new business value driven by sales in Japan, Hong Kong and Singapore; doubled wealth and asset management gross flows compared with prior year levels, reflecting the success of new funds launched in mainland China as well as continued strong growth in Hong Kong; expanded distribution in mainland China as the first foreign invested joint-venture life insurance company licensed to sell mutual funds through our agency force; launched a new affiliated advisor channel in Singapore.

•
Canadian Division – Generated solid individual insurance sales; delivered strong wealth and asset management flows; announced the addition of more than 800 Manulife Bank automated banking machines across Canada.

•
U.S. Division – Achieved our second highest quarter of mutual fund gross flows; completed the Retirement Plan Services acquisition and reinsurance agreement with New York Life; acquired Guide Financial, a software provider that uses behavioural finance and artificial intelligence to help advisors and customers make financial decisions; launched John Hancock Worldwide Investors, an Undertakings for Collective Investment in Transferrable Securities (“UCITS”) platform, to expand John Hancock Investments’ reach to non-U.S. domiciled investors.

•
Global Wealth and Asset Management – Achieved $475 billion in assets under management and administration (“AUMA”) for our wealth and asset management businesses, lifting our total company AUMA to $883 billion; generated $14.5 billion of net flows in our wealth and asset management businesses; achieved record institutional gross flows at Manulife Asset Management, which included a large fixed-income mandate for a Canadian client.

TORONTO – Manulife Financial Corporation (“MFC”) today announced net income attributed to shareholders of $600 million for the second quarter of 2015 (“2Q15”), fully diluted earnings per common share of $0.29 and return on common shareholders’ equity (“ROE”) of 6.4%, compared with $943 million, $0.49, and 13.1%, respectively, for the corresponding period in 2014. The decline in net income attributed to shareholders was primarily related to the direct impact of changes in interest rates. In 2Q15, MFC generated core earnings1 of $902 million, fully diluted core earnings per common share1 of $0.44 and core return on common shareholders’ equity (“Core ROE”)1 of 9.8%, compared with $701 million, $0.36, and 9.6%, respectively, for the corresponding period in 2014.

Donald Guloien, President and Chief Executive Officer, stated, “We continued to deliver robust growth in wealth management and life insurance, our core earnings grew 29% to $902 million, and our assets

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 6, 2015 – Press Release Reporting Second Quarter Results

under management and administration reached $883 billion. Core earnings were higher than our expectations, but net income, as a result of changes in interest rates, was lower than expected.”

“In terms of strategic developments, we became the first foreign invested life insurance company in  mainland China to be granted a licence to sell mutual fund products through its agency force, and we also acquired an innovative software provider that uses behavioural finance and artificial intelligence to help advisors and customers make financial decisions,” added Mr. Guloien.

Steve Roder, Chief Financial Officer, said, “Our strong core earnings demonstrate our continued execution on the key drivers of earnings growth: increasing scale in our wealth and asset management businesses, generating strong insurance growth in Asia, and delivering on our Efficiency & Effectiveness initiative.”

“We generated solid investment results this quarter and are back in positive territory for the year so far, reflecting our high quality portfolio and disciplined approach to extending credit. We also maintained a high degree of financial flexibility, with strong capital levels and improved financial leverage," added Mr. Roder.

Highlights for the Second Quarter of 2015:

•
Reported net income attributed to shareholders of $600 million, down $343 million from the second quarter of 2014 (“2Q14”). In 2Q15, net income attributed to shareholders included core earnings of $902 million and net charges excluded from core earnings of $302 million, primarily due to the steepening of the interest rate yield curve as well as integration costs related to our recent acquisitions, partially offset by favourable investment-related experience.

•
Delivered core earnings of $902 million, up $201 million from 2Q14.  The increase included $37 million related to our recent acquisitions, as well as higher fee income on higher asset levels in our wealth and asset management businesses, strong insurance sales in Asia and the strengthening of the U.S. dollar. Higher than average realized gains on available-for-sale equities and a number of smaller items also positively impacted core earnings this quarter.

•
Generated solid investment-related experience of $128 million. The investment-related experience gains were driven by fixed income redeployment and favourable credit experience, partially offset by fair value losses on oil and gas holdings. In 2Q15, we included $51 million of favourable investment-related experience in core earnings, reflecting our net year-to-date favourable investment-related experience (1Q15 – charge of $77 million; 2Q15 – gain of $128 million).

•
Achieved insurance sales2 of $771 million, an increase of 27%3 compared with 2Q14. All three divisions contributed to the year-over-year growth in insurance sales. Asia insurance sales increased 36%, driven by continued expansion and diversification of our distribution channels and a series of successful product launches.  Canadian insurance sales increased 28% driven by large-case Group Benefits sales and strong Retail Insurance sales. U.S. insurance sales increased 2%.

•
Generated net wealth flows2 of $14.5 billion in our wealth and asset management businesses, more than double 2Q14 levels. Driving the strong net flows were robust gross flows2 of $34.9 billion, up 74%3 from 2Q14 (up 61% excluding recently acquired businesses). Asia achieved gross flows more than double 2Q14 levels, driven by successful fund launches in mainland China and a successful pension marketing campaign in Hong Kong.  Canadian gross flows increased 64%, driven by strong mutual fund deposits, large-case group retirement activity and the recent acquisition of the Canadian-based operations of Standard Life plc (“Standard Life”). U.S. gross flows increased 11%, driven by the inclusion of New York Life’s retirement business and the second highest quarterly gross flows at John Hancock Investments. Manulife Asset

2
This item is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below. The Company introduced new wealth and asset management disclosure at its May 11, 2015 Investor Day.  For further information, please see the Investor Day press release.

3
Growth (declines) in sales, gross flows and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 6, 2015 – Press Release Reporting Second Quarter Results

Management (“MAM”) achieved record gross flows of $11.0 billion, more than triple prior year levels mainly due to a significant fixed income mandate from a Canadian institutional client.

•
Delivered Other Wealth sales of $1.8 billion in 2Q15, double prior year levels (up 59% excluding recent acquisitions). Other Wealth sales in Asia more than doubled driven by expanded distribution of the recently launched single premium wealth accumulation product in Japan, while Canada benefited from the inclusion of Standard Life’s segregated fund business.4

•
Achieved assets under management and administration4 of $883 billion at June 30, 2015.  The record assets under management and administration was driven by the inclusion of group pension assets under administration acquired from New York Life. Wealth and asset management AUMA increased $189 billion over the prior year to a record $475 billion, including contributions of $109 billion from recent acquisitions.

•
Reported a Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 236% for The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2015, down 9 points from 245% as at March 31, 2015. The decline reflects net financing activities5 and a four point reduction due to the closing of the acquisition of New York Life’s Retirement Plan Services business, a portion of which will reverse with the July 1, 2015 completion of the related reinsurance agreement. MFC’s financial leverage ratio was 26.2% as at June 30, 2015 compared with 26.6% as at March 31, 2015.

•	Generated New Business Value6 of $227 million in 2Q15, up 34% from 2Q14. The growth in new business value largely reflects volume growth and increased margins in Asia.

•
Continued to make substantial progress on our Efficiency and Effectiveness (“E&E”) initiative, with 55% of the projects now completed. We estimate net pre-tax savings of $300 million for 2015 and remain on track to achieve $400 million in 20167. We continue to invest in strategic initiatives outside of E&E to sustain our long-term earnings growth.

4	The U.S. Division does not have any products for sale in this category.

5
Net financing activities include: (i) the issuance of MLI’s $350 million of subordinated debt on June 1, 2015, (ii) the redemption, in full, of MFC’s $350 million of Class A Shares, Series 1 Preferred Shares at par on June 19, 2015, and (iii) the maturity of MFC’s $550 million of medium term notes on June 26, 2015.

6
This item is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below. The Company introduced enhanced embedded value disclosure at its May 11, 2015 Investor Day.  For further information, please see the Investor Day press release.

7	See “Caution regarding forward-looking statements” below.

August 6, 2015 – Press Release Reporting Second Quarter Results

Financial Highlights
	Quarterly Results			YTD Results
(C$ millions, unless otherwise stated, unaudited)	2Q 2015	1Q 2015	2Q 2014	2015	2014
Net income attributed to shareholders	$600	$723	$943	$1,323	$1,761
Preferred share dividends	(29)	(29)	(36)	(58)	(70)
Common shareholders’ net income	$571	$694	$907	$1,265	$1,691
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$902	$797	$701	$1,699	$1,420
Investment-related experience outside of core earnings(2)	77	(77)	217	-	442
Core earnings and investment-related experience outside of core earnings	$979	$720	$918	$1,699	$1,862
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(309)	13	55	(296)	(35)
Changes in actuarial methods and assumptions	(47)	(22)	(30)	(69)	(70)
Other items	(23)	12	-	(11)	4
Net income attributed to shareholders	$600	$723	$943	$1,323	$1,761
Basic earnings per common share (C$)	$0.29	$0.36	$0.49	$0.65	$0.91
Diluted earnings per common share (C$)	$0.29	$0.36	$0.49	$0.64	$0.91
Diluted core earnings per common share (C$)(1)	$0.44	$0.39	$0.36	$0.83	$0.73
Return on common shareholders’ equity (“ROE”)	6.4%	8.4%	13.1%	7.4%	12.5%
Core ROE(1)	9.8%	9.3%	9.6%	9.6%	10.0%
Assets under management and administration (C$ billions)(1)	$883	$821	$637	$883	$637

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)
The amount of investment-related experience gains included in core earnings was $51 million in 2Q15, reflecting the net favourable year-to-date investment-related experience, nil in 1Q15 and $50 million in 2Q14.

August 6, 2015 – Press Release Reporting Second Quarter Results

SALES AND BUSINESS GROWTH

Asia Division

Roy Gori, Senior Executive Vice President and General Manager, Asia Division stated, “We sustained strong sales momentum and achieved record results in both insurance sales and wealth and asset management gross flows, on a constant currency basis, and doubled Other Wealth sales compared with 2Q14.  We continued to expand our distribution reach by launching an affiliated advisor channel in Singapore and we became the first foreign invested joint-venture life insurance company in mainland China to be licensed to sell mutual funds through our agency force, demonstrating our integrated approach to fulfilling the life insurance and wealth management needs of our customers.”

Insurance sales of US$374 million in 2Q15 were 36% higher than 2Q14, with record sales reported in both Japan and Asia Other. Year-to-date sales of US$712 million were 39% higher than the same period of 2014. (Percentages quoted below are for the period 2Q15 compared with 2Q14, unless stated otherwise.)

•	Japan insurance sales in 2Q15 were US$169 million, a 27% increase driven by the continued momentum of corporate products and higher retail sales.

•	Hong Kong insurance sales in 2Q15 were US$84 million, a 40% increase reflecting the success of products launched in 2014 and higher sales through our bank-distribution channel.

•	Indonesia insurance sales in 2Q15 were US$24 million, a 4% increase with strong growth in bancassurance sales being largely offset by a decline in agency sales.

•
Asia Other (excludes Japan, Hong Kong and Indonesia) insurance sales in 2Q15 were US$97 million, a 65% increase with continued strong growth from recent product launches in Singapore and China and the success of sales campaigns in Vietnam.

Wealth and Asset Management (“WAM”) gross flows of US$5.2 billion in 2Q15 were 176% higher than 2Q14, with record gross flows in Hong Kong and Asia Other. Year-to-date gross flows of US$7.9 billion were 131% higher than the same period of 2014. (Percentages quoted below are for the period 2Q15 compared with 2Q14, unless stated otherwise.)

•	Japan gross flows in 2Q15 of US$110 million decreased 10%, reflecting the timing of fund launches.

•	Hong Kong gross flows in 2Q15 of US$674 million increased 35%, reflecting continued growth of our pension business and the favourable impact of sales campaigns.

•	Indonesia gross flows in 2Q15 of US$130 million decreased 35% due to the impact of unfavourable market conditions on mutual fund sales.

•
Asia Other gross flows of US$4.2 billion were more than four times prior year levels. China gross flows were particularly strong and benefited from new fund launches combined with strong market sentiment resulting in record WAM gross flows.

Other Wealth sales of US$691 million in 2Q15 were 118% higher compared with 2Q14. Year-to-date sales of US$1.3 billion were 114% higher than the same period of 2014. (Percentages quoted below are for the period 2Q15 compared with 2Q14, unless stated otherwise.)

•	Japan other wealth sales in 2Q15 of US$479 million were more than four times the same period of 2014, driven by expansion of our bank-distribution network.

•
Hong Kong other wealth sales in 2Q15 of US$42 million were at a similar level to the prior year. Increased sales through our wealth specialist agents were offset by the non-recurrence of last year’s strong sales of a RMB product.

•	Indonesia other wealth sales in 2Q15 of US$35 million decreased 33% due to the impact of unfavourable market conditions.

•	Asia Other other wealth sales in 2Q15 of US$135 million increased 22%, reflecting strong performance in Philippines and Singapore.

August 6, 2015 – Press Release Reporting Second Quarter Results

Canadian Division

Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division stated, “We continue to deliver strong momentum in our wealth and asset management businesses, driven by success in large-case group retirement and strong mutual fund performance. The number of Four- or Five-Star Morningstar rated funds8 increased from 33 to 41 in the quarter. Our insurance sales reflected improved competitive positioning in both Group Benefits and Retail Insurance.”

Ms. Harrison added, “We launched Manulife Quick Issue Term life insurance featuring a simple, online application with a streamlined underwriting process and started the roll out of over 800 Manulife Bank-branded  automated banking machines across Canada, helping our customers access banking services however and whenever they like.  We achieved a significant milestone in our Standard Life integration, receiving regulatory approval to transfer legal and financial responsibility for Standard Life plans and policies to our main Canadian insurance company.  Overall, our integration activities are on track.”

Wealth and Asset Management gross flows in 2Q15 were $3.9 billion including $0.9 billion from Standard Life products compared with $2.4 billion in 2Q14. Year-to-date gross flows were $8.3 billion, an increase of $2.7 billion over the same period in 2014, reflecting strong momentum in mutual funds and the addition of Standard Life.

•
Mutual Funds assets under management (“MF AUM”)9 and other funds assets under management were a record $43.3 billion at June 30, 2015, compared with $30.7 billion at June 30, 2014. The increase reflects $6.8 billion of Standard Life mutual funds assets under management and strong net flows, in addition to the favourable impact of market returns. Gross flows during 2Q15 of $2.0 billion were 39% higher compared with 2Q14, reflecting a 21% increase in Manulife mutual funds and the contribution from Standard Life mutual funds.

•
Group Retirement Solutions gross flows of $1.9 billion in 2Q15 were more than double 2Q14, driven by large-case sales activity and the addition of Standard Life.  Gross flows from Standard Life plans contributed $655 million in the quarter.

Other Wealth sales of $923 million in 2Q15 were double those in 2Q14 driven by growth in segregated fund sales. On a year-to-date basis, other wealth sales were $2.0 billion with Standard Life products contributing $0.8 billion.

•
Segregated Fund Products10 sales were $765 million in 2Q15 compared with $353 million in 2Q14. The increase includes $343 million from Standard Life products and a 20% year-over-year increase in Manulife product sales.

•
Fixed Products sales were $158 million in 2Q15 compared with $109 million in 2Q14 driven by the addition of Standard Life which contributed $75 million. Our deliberate rate positioning continues to constrain fixed product sales in the continuing low interest rate environment.

Manulife Bank net lending assets were $19.3 billion as at June 30, 2015, in line with prior year levels, as growth continues to be impacted by continued intense competition in the residential mortgage market.

Insurance sales of $166 million in 2Q15 increased 28% compared with 2Q14 driven by large case Group Benefits sales and strong Retail Insurance sales.  Year-to-date sales were $380 million, 44% above the prior year period due to improved competitive positioning in Group Benefits.

•	Retail Insurance sales of $48 million in 2Q15 increased by 23% over 2Q14 and were 30% above 1Q15 driven by strong universal life and term product sales.

8
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

9	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

10	Segregated fund products include guarantees. These products are also referred to as variable annuities.

August 6, 2015 – Press Release Reporting Second Quarter Results

•
Institutional Markets sales of $118 million in 2Q15 increased 31% driven by large case Group Benefits sales.  Based on recent industry data11, Group Benefits’ sales market share increased to 24% in 1Q15 reflecting the success of actions taken to improve our competitive positioning.

U.S. Division

Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division stated, “Our second quarter results are on track both financially and in terms of delivering on our strategy. John Hancock Investments enjoyed its second best quarter of gross flows in history and net flows continued to outpace the industry12 in an economic environment where inflows favor passive funds and ETF’s and a number of competitors are suffering net outflows. In April, we completed the strategic acquisition of New York Life’s Retirement Plan Services business and by quarter end we successfully completed the first phase of integration activities.  The acquisition contributed US$1.1 billion of gross flows in the quarter and US$55 billion of new assets under administration. In addition, we acquired an innovative software provider that uses behavioural finance and artificial intelligence to help advisors and customers make financial decisions.”

“We launched an exclusive U.S. life insurance partnership with Vitality, the global leader in integrating wellness benefits with life insurance products. Through this agreement we became the first carrier in the U.S. to offer life insurance products fully integrated with wellness features on Term and Universal Life products," added Mr. Bromley.

Wealth and Asset Management gross flows in 2Q15 were US$11.1 billion, an increase of 11% compared with 2Q14 driven by the above noted acquisition. Year-to-date gross flows of US$20.8 billion increased 3% compared with the prior year period.

•
John Hancock Investments (“JHI”) gross flows of US$6.9 billion in 2Q15 were consistent with 2Q14 (which included a US$1 billion institutional platform allocation).  Gross flows continued to be driven by a strong product line, including 38 Four- or Five-Star Morningstar rated funds. Assets under management increased 13% to a record US$80.0 billion and for the 15th consecutive quarter JHI net flows were positive.  Our 12-month trailing organic growth rate through June 2015 (calculated as net new flows as a percentage of beginning assets) was 12% compared with an industry growth rate that was slightly negative12.  JHI launched its first Undertakings for Collective Investment in Transferrable Securities (“UCITS”) products for non-U.S. investors, enabling it to enter new markets and expand its investor base.

•
JH Retirement Plan Services gross flows of US$4.2 billion in 2Q15 increased 39% compared with 2Q14. Gross flows included US$1.1 billion in Total Retirement Solutions (“TRS”), the business acquired from New York Life, and also benefitted from increasing ongoing participant contributions in the business overall.  While TRS gross flows were primarily from in-force customers, several large committed cases are expected to close later in the year.13  Sales in our core small-case market grew 16% in 2Q15 compared with 2Q14 as the business is seeing the benefit of actions taken over the last year to improve competitiveness.

Insurance sales in 2Q15 of US$118 million increased 2%. Year-to-date sales of US$235 million increased 5% compared with the same period of 2014 driven by several product enhancements made last year that continue to generate strong sales momentum.

•
JH Life sales of US$108 million in 2Q15 increased 6% compared with 2Q14, driven by sales of our flagship Protection universal life (“UL”) product and International products.  We have obtained a number of state approvals of the Vitality initiative for UL and term products and extended the Vitality feature to our indexed universal life product early in 3Q15.  These initiatives are expected to drive increased sales in the second half of the year.12

11	As per LIMRA Canadian Group Life and Health Insurance sales report as of March 31, 2015.

12
Source: Strategic Insight:  ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETF’s are excluded. Organic sales growth rate is calculated as net new flows divided by beginning period assets. Industry data through June 2015.

13	See “Caution regarding forward-looking statements” below.

August 6, 2015 – Press Release Reporting Second Quarter Results

•
JH Long-Term Care (“JH LTC”) sales of US$10 million in 2Q15 decreased 23% compared with 2Q14 due to the time it takes to transition sales to our innovative Performance LTC product launched in March 2015.

Investment Division

Warren Thomson, Senior Executive Vice President and Chief Investment Officer, said, “For the General Fund, we delivered investment-related experience gains of $128 million driven by the impact of very strong fixed income redeployment and favourable credit experience. These gains were partially offset by fair value losses on oil and gas related investments. We are pleased that our investment-related experience rebounded and in the second quarter was in line with our through-the-cycle expectation.”

Kai Sotorp, President and CEO, Manulife Asset Management (“MAM”) & Executive Vice President and Global Head of Wealth and Asset Management, said, “Long-term investment performance continues to be very strong and we are increasing our global distribution capability to support our growth plans. Our institutional assets under management reached $64.7 billion at June 30, 2015, including $7.7 billion related to Standard Life, and in total were 72% higher than a year ago. Second quarter total institutional net sales of $8.3 billion were the strongest in our history, and more than four times those of second quarter 2014.”

Mr. Sotorp continued, “Manulife’s overall Global Wealth and Asset Management (“WAM”) businesses continued to generate strong net flows in the second quarter of 2015, raising a record $14.5 billion. Core EBITDA14 in the second quarter of 2015 was $290 million, up 18% from the second quarter of 2014. Core EBITDA margin was 27%, compared with 28% in the second quarter of 2014.”

At June 30, 2015, total assets managed by MAM were $390 billion, including $341 billion managed for external clients. Assets managed for external clients increased $6.9 billion from March 31, 2015. At June 30, 2015, MAM had a total of 101 Four- or Five-Star Morningstar rated funds, an increase of 15 funds since March 31, 2015.”

CORPORATE ITEMS

In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of 17 cents per share on the common shares of MFC, payable on and after September 21, 2015 to shareholders of record at the close of business on August 18, 2015.

The Board of Directors also approved that, in respect of MFC’s September 21, 2015 common share dividend payment date, and pursuant to MFC’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market.  The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

Awards & Recognition

In Hong Kong, Manulife Hong Kong received “Fund Management Company of the Year, Hong Kong-MPF Provider” at The Asset - Triple A Asset Servicing, Investor and Fund Management Awards 2015. The awards aim to recognize excellent performance of institutional investors and fund managers as well as the top service providers in Asia-Pacific during the year.

In Indonesia, we received the Diamond Rank in the “Service Quality Award 2015, Life and Health Insurance Category” from the Customer Perception Survey.  Manulife Indonesia was recognized for achieving exceptional total service quality satisfaction based on a national survey conducted in four major cities in Indonesia with more than 3,000 qualifying respondents.

14	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 6, 2015 – Press Release Reporting Second Quarter Results

In Vietnam, our “Manulife - My Beloved Family” product has been named “Trusted Product 2015” by the Intellectual Property and Creativity Magazine. This recognition is based on results from a yearly survey on Trusted products, Perfect services, and Favorite brands which is jointly facilitated by the Intellectual Property and Creativity Magazine, the Vietnam Science and Entrepreneurs’ Union and the Vietnam Association of Intellectual Property.

In the U.S., John Hancock was honoured by NASDAQ with the “Innovation in Financial Education Award”, which recognizes John Hancock’s significant efforts to improve the financial capability of young Americans. John Hancock has a partnership with EverFi, an education technology company, to deliver financial capability skills to students in our MLK Scholars program and we have also collaborated with EverFi to bring its financial education program to students across Michigan, at no cost to schools or taxpayers.

Notes:

Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 2:00 p.m. ET on August 6, 2015. For local and international locations, please call 416-340-8530 and toll free in North America please call 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 6:00 p.m. ET on August 6, 2015 through August 20, 2015 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6718073).

The conference call will also be webcast through Manulife’s website at 2:00 p.m. ET on August 6, 2015. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 6:00 p.m. ET on the website at the same URL as above.

The Second Quarter 2015 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.

Media Inquiries: Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore (416) 926-6495 steven_moore@manulife.com	Investor Relations: Robert Veloso (416) 852-8982 robert_veloso@manulife.com

August 6, 2015 – Press Release Reporting Second Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 6, 2015, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2014 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2014 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife”, “we”, “our” and “us” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	D	PERFORMANCE BY BUSINESS LINE
1.	Earnings	1.	Additional information – Wealth and Asset Management
2.	Sales	2.	Additional information by business line
3.	MCCSR and financial leverage ratio
4.	Distribution agreement and acquisition	E	RISK MANAGEMENT AND RISK FACTORS UPDATE
5.	Q3 item	1.	Potential impact of recent deployments of capital and current macro environment
		2.	Variable annuity and segregated fund guarantees
B	FINANCIAL HIGHLIGHTS	3.	Caution related to sensitivities
1.	Q2 and year-to-date earnings analysis	4.	Publicly traded equity performance risk
2.	Revenue	5.	Interest rate and spread risk
3.	Premiums and deposits	6.	Alternative long-duration asset performance risk
4.	Assets under management
5.	Capital	F	ACCOUNTING MATTERS AND CONTROLS
6.	Impact of fair value accounting	1.	Critical accounting and actuarial policies
7.	Impact of foreign exchange rates	2.	Sensitivity of policy liabilities to updates to assumptions
		3.	Accounting and reporting changes
C	PERFORMANCE BY DIVISION
1.	Asia	G	OTHER
2.	Canadian	1.	Performance and Non-GAAP Measures
3.	U.S.	2.	Key planning assumptions and uncertainties
4.	Corporate and Other	3.	Caution regarding forward-looking statements

August 6, 2015 – Press Release Reporting Second Quarter Results

A         OVERVIEW

A1	Earnings

Manulife’s 2Q15 net income attributed to shareholders was $600 million compared with $943 million in 2Q14.  The decline in earnings was primarily related to the direct impact of changes in interest rates and lower investment-related experience.

Net income attributed to shareholders is comprised of core earnings15 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $902 million in 2Q15 compared with $701 million in 2Q14, and items excluded from core earnings, which netted to charges of $302 million in 2Q15 compared with gains of $242 million in 2Q14.

The $201 million increase in core earnings included $37 million related to our recent acquisitions as well as higher fee income on higher asset levels in our wealth and asset management businesses, strong insurance sales in Asia and the strengthening of the U.S. dollar. Higher than average realized gains on available-for-sale equities and a number of smaller items also positively impacted core earnings this quarter.

Just over half of the $544 million unfavourable variance in items excluded from core earnings related to the direct impact of the steepening of the interest rate yield curve, largely reversing the gains reported in 4Q14 when the yield curve flattened.  The remainder of the variance is primarily due to lower investment-related experience and integration costs related to our recent acquisitions.

Our definition of core earnings (see G1 - “Performance and Non-GAAP Measures”) includes up to $400 million (2014 - $200 million) of favourable investment-related experience reported in a single year. In 2Q15 we included $51 million of favourable investment-related experience in core earnings, reflecting our net year-to-date favourable investment-related experience (1Q15 – charge of $77 million; 2Q15 – gain of $128 million). The 2Q15 investment-related experience gains were driven by the impact of strong fixed income redeployment and favourable credit experience, partially offset by fair value losses on oil and gas holdings.

Net income attributed to shareholders for the 6 months ended June 30, 2015 was $1,323 million compared with $1,761 million for the 6 months ended June 30, 2014.  Of the $438 million decrease, $343 million is explained above, and the remainder was primarily due to unfavourable investment-related experience in 1Q15 compared with favourable investment-related experience in 1Q14.  Core earnings for the 6 months ended June 30, 2015 was $1,699 million compared with $1,420 million for the 6 months ended June 30, 2014.

A2	Sales

We have aligned our sales disclosures with the enhanced business line disclosures introduced May 11, 2015 at our Investor Day.  Further information with respect to earnings by business line is included in section D of this MD&A.

Insurance sales15 were $771 million, an increase of 27%16 compared with 2Q14.  All three divisions contributed to the year-over-year growth in insurance sales. Asia insurance sales increased 36%, driven by continued expansion and diversification of our distribution channels and a series of successful product launches.  Canadian insurance sales increased 28% driven by large-case Group Benefits sales and strong Retail Insurance sales. U.S. insurance sales increased 2%.

Wealth and asset management gross flows15 of $34.9 billion, increased 74% compared with 2Q14 (61% excluding recently acquired businesses), while net flows15 increased to $14.5 billion, more than double 2Q14 levels. Asia achieved gross flows more than double 2Q14 levels, driven by successful fund launches in mainland China and a successful pension marketing campaign in Hong Kong.  Canadian gross flows increased 64%, driven by strong mutual fund deposits, large-case group retirement activity and the recent acquisition of Standard Life. U.S. gross flows increased 11%, driven

15	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

16
Growth (declines) in sales, gross flows and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 6, 2015 – Press Release Reporting Second Quarter Results

by the inclusion of New York Life’s retirement business and the second highest quarterly gross flows at John Hancock Investments. Manulife Asset Management (“MAM”) achieved record gross flows of $11 billion, more than triple prior year levels, mainly due to a significant fixed income mandate from a Canadian institutional client. Total net flows were $14.5 billion in 2Q15, more than double 2Q14 levels.

Other Wealth sales were $1.8 billion in 2Q15, double prior year levels and an increase of 59% excluding recent acquisitions. Other Wealth sales in Asia more than doubled, driven by expanded distribution of the recently launched single premium wealth accumulation product in Japan, while Canada benefited from the inclusion of Standard Life’s segregated fund business.17

A3	MCCSR and financial leverage ratio

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio was 236% for The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2015, down 9 points from 245% as at March 31, 2015.   The decline reflects net financing activities18  and a four point reduction due to the closing of the acquisition of New York Life’s Retirement Plan Services business, a portion of which will reverse with the July 1, 2015 completion of the related reinsurance agreement. MFC’s financial leverage ratio was 26.2% at June 30, 2015 compared with 26.6% as at March 31, 2015.

A4	Distribution agreement and acquisition

On April 8, 2015, we announced a 15-year exclusive distribution agreement with DBS, covering four mutually significant markets, namely Singapore, Hong Kong, mainland China and Indonesia. DBS is a leading financial services group in Asia, headquartered and listed in Singapore.  The agreement, effective January 1, 2016, significantly expands our existing, successful relationship with DBS. It accelerates Manulife’s Asia growth strategy, deepens and diversifies our insurance business, and gives us access to a wider range of customers.  The agreement includes an initial payment by Manulife to DBS of US$1.2 billion, which Manulife intends to fund from internal resources. There will also be ongoing, variable payments, which are based on the success of the partnership. Manulife expects the agreement to be accretive to core earnings per share in 2017.19  The initial payment for this regional distribution agreement could reduce Manulife’s regulatory capital ratio by up to 10 points in January 2016.19

On April 14, 2015, the Company completed the acquisition of New York Life’s Retirement Plan Services business, the first of two components of the previously announced transaction with New York Life. The acquisition accelerates John Hancock’s expansion into the mid-case and large-case retirement plan markets, adds US$56.6 billion of plan assets under administration and supports Manulife’s global growth strategy for wealth and asset management businesses. The second component, in which New York Life agreed to assume a portion of certain John Hancock life insurance policies, closed on July 1, 2015. Under IFRS, the US$300 million estimated accounting loss on the reinsurance component is accounted for as additional consideration on the acquired business.  This resulted in overall intangibles and goodwill of US$620 million.

A5	Q3 item

In 3Q15, we will complete our annual review of actuarial methods and assumptions.  While the review is not complete and the impact is difficult to estimate with precision, preliminary indications are that the impact could be a charge to net income attributed to shareholders of up to $400 million after-tax.19 The actual impact could differ from the Company’s early indications as the work is still ongoing.19

17	The U.S. Division does not have any products for sale in this category.

18
Net financing activities include: (i) the issuance of MLI’s $350 million of subordinated debt on June 1, 2015, (ii) the redemption, in full, of MFC’s $350 million of Class A Shares, Series 1 Preferred Shares at par on June 19, 2015, and (iii) the maturity of MFC’s $550 million of medium term notes on June 26, 2015.

19	See “Caution regarding forward-looking statements” below.

August 6, 2015 – Press Release Reporting Second Quarter Results

B         FINANCIAL HIGHLIGHTS

	Quarterly Results			YTD Results
(C$ millions, unless otherwise stated, unaudited)	2Q 2015	1Q 2015	2Q 2014	2015	2014
Net income attributed to shareholders	$600	$723	$943	$1,323	$1,761
Preferred share dividends	(29)	(29)	(36)	(58)	(70)
Common shareholders’ net income	$571	$694	$907	$1,265	1,691
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$902	$797	$701	$1,699	$1,420
Investment-related experience outside of core earnings(2)	77	(77)	217	-	442
Core earnings and investment-related experience outside of core earnings	$979	$720	$918	$1,699	$1,862
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(309)	13	55	(296)	(35)
Changes in actuarial methods and assumptions	(47)	(22)	(30)	(69)	(70)
Other items(3)	(23)	12	-	(11)	4
Net income attributed to shareholders	$600	$723	$943	$1,323	$1,761
Basic earnings per common share (C$)	$0.29	$0.36	$0.49	$0.65	$0.91
Diluted earnings per common share (C$)	$0.29	$0.36	$0.49	$0.64	$0.91
Diluted core earnings per common share (C$)(1)	$0.44	$0.39	$0.36	$0.83	$0.73
Return on common shareholders’ equity (“ROE”)	6.4%	8.4%	13.1%	7.4%	12.5%
Core ROE (1)	9.8%	9.3%	9.6%	9.6%	10.0%
Sales(1) Insurance products	$771	$779	$587	$1,550	$1,124
Wealth and Asset Management gross flows	$34,892	$22,843	$18,137	$57,735	$36,685
Wealth and Asset Management net flows	$14,494	$6,631	$6,414	$21,125	$13,147
Other Wealth products	$1,773	$1,767	$844	$3,540	$1,779
Premiums and deposits(1) Insurance products	$7,116	$7,158	$5,987	$14,274	$11,871
Wealth and Asset Management products	$34,892	$22,843	$18,137	$57,735	$36,685
Other Wealth products	$1,694	$1,466	$806	$3,160	$1,765
Corporate and Other	$21	$19	$20	$40	$40
Assets under management and administration (C$ billions)(1)	$883	$821	$637	$883	$637
Capital (C$ billions)(1)	$45.5	$46.4	$35.8	$45.5	$35.8
MLI’s MCCSR ratio	236%	245%	243%	236%	243%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)
The amount of investment-related experience gains included in core earnings was $51 million in 2Q15, reflecting the net favourable year-to-date investment-related experience, nil in 1Q15 and $50 million in 2Q14.

(3)	For a more detailed description see Section B1 below.

August 6, 2015 – Press Release Reporting Second Quarter Results

B1         Q2 and year-to-date earnings analysis

The table below reconciles reported net income attributed to shareholders to core earnings.

	Quarterly Results			YTD Results
(C$ millions, unaudited)	2Q 2015	1Q 2015	2Q 2014	2015	2014
Core earnings(1)
Asia Division	$300	$296	$231	$596	$475
Canadian Division	304	262	232	566	460
U.S. Division	402	392	329	794	703
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(109)	(109)	(92)	(218)	(227)
Expected cost of macro hedges(2)	(46)	(44)	(49)	(90)	(91)
Investment-related experience in core earnings(3)	51	-	50	51	100
Core earnings	$902	$797	$701	$1,699	$1,420
Investment-related experience outside of core earnings(3)	77	(77)	217	-	442
Core earnings and investment-related experience outside of core earnings	$979	$720	$918	$1,699	$1,862
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(3),(4)	(309)	13	55	(296)	(35)
Changes in actuarial methods and assumptions(5)	(47)	(22)	(30)	(69)	(70)
Net impact of acquisitions and divestitures(6)	(54)	(30)	-	(84)	-
Other items excluded from core earnings(7)	31	42	-	73	4
Net income attributed to shareholders	$600	$723	$943	$1,323	$1,761

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)
The 2Q15 net gain from macro equity hedges was $1 million and consisted of a $46 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a benefit of $47 million because actual markets underperformed our valuation assumptions (included in direct impact of equity markets and interest rates and variable annuity guarantee liabilities below).

(3)
As outlined under “Critical Accounting and Actuarial Policies” below, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see G1 - “Performance and Non-GAAP Measures”) includes up to $400 million (2014 - $200 million) of favourable investment-related experience reported in a single year.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale (“AFS”) bonds in the Corporate and Other segment. See table below for components of this item. Until 3Q14 this also included a quarterly ultimate reinvestment rate (“URR”) update.

(5)	The 2Q15 charge of $47 million is primarily attributable to the impact of method and modelling refinements in the projection of certain asset and liability cash flows across several business units.

(6)	The 2Q15 charge of $54 million includes integration costs of $20 million and $34 million for the Standard Life and New York Life transactions, respectively.

(7)	Other items in 2Q15 primarily relate to changes in tax rates.

August 6, 2015 – Press Release Reporting Second Quarter Results

Components of the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above:

	Quarterly Results			YTD Results
C$ millions, unaudited	2Q 2015	1Q 2015	2Q 2014	2015	2014
Direct impact of equity markets and variable annuity guarantee liabilities(1)	$28	$15	$66	$43	$(5)
Fixed income reinvestment rates assumed in the valuation of policy liabilities(2)	(362)	13	22	(349)	31
Sale of AFS bonds and derivative positions in the Corporate and Other segment	25	(15)	(8)	10	(11)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities(3)	-	-	(25)	-	(50)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(309)	$13	$55	$(296)	$(35)

(1)
In 2Q15, dynamic hedging experience losses of $810 million were more than offset by gains of $791 million from gross equity exposure and $47 million from macro hedge experience, which resulted in a gain of $28 million.

(2)	The loss in 2Q15 for fixed income reinvestment assumptions was driven by the unfavourable impact on the measurement of policy liabilities of changes in yield curves primarily in the U.S. and Canada.
(3)	The periodic URR charges ceased effective 4Q14 due to revisions to the Canadian Actuarial Standards of Practice related to economic reinvestment assumptions.

B2           Revenue

	Quarterly Results			YTD Results
(C$ millions, unaudited)	2Q 2015	1Q 2015	2Q 2014	2015	2014
Net premium income	$5,577	$5,403	$4,216	$10,980	$8,352
Investment income	3,216	2,642	2,809	5,858	5,478
Other revenue	2,491	2,426	2,108	4,917	4,231
Revenue before realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	$11,284	$10,471	$9,133	$21,755	$18,061
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	(10,161)	5,343	4,093	(4,818)	9,349
Total revenue	$1,123	$15,814	$13,226	$16,937	$27,410

For 2Q15, total revenue was $1.1 billion compared with $13.2 billion in 2Q14.  The impact of fair value accounting materially impacts the reported realized and unrealized gains or losses on assets supporting insurance and investment contract liabilities, a component of revenue (see B6 - “Impact of fair value accounting”) below. Accordingly, we discuss specific divisional drivers of revenue before unrealized gains and losses in section C - “Performance by Division”.  For 2Q15, revenue before realized and unrealized gains was $11.3 billion compared with $9.1 billion in 2Q14. This increase was driven by higher fee income from increased asset levels in our wealth and asset management businesses as well as the strengthening of the U.S. dollar.  Net premium income was higher in Asia on a constant currency basis, and in Canada, higher net income reflected contributions from Standard Life.

The net realized and unrealized losses on assets supporting insurance and investment contract liabilities and on the macro hedging program were $10.2 billion due to the impact of increases in North American interest rates.

On a year-to-date basis, revenue before realized and unrealized losses was $21.8 billion compared with $18.1 billion in 2Q14, driven by the same factors as noted above.  Premium income was higher across all divisions in the first half of 2015 compared with 2014. Net realized and unrealized losses on assets supporting insurance and investment contract liabilities and on the macro hedging program were $4.8 billion for the first half of 2015 compared with a gain of $9.3 billion in 2014.  The impact of higher interest rates in 2Q15 more than offset gains from the general decline in interest rates in 1Q15.

August 6, 2015 – Press Release Reporting Second Quarter Results

The $9.3 billion gain in the first half of 2014 was due to general declines in interest rates in both 1Q14 and 2Q14.

Please see discussion below in section B6 “Impact of fair value accounting”.

B3           Premiums and deposits20

Premiums and deposits is an additional measure of our top line growth.  It includes all new policyholder cash flows and, unlike total revenue, is not impacted by the volatility created by fair value accounting.  Premiums and deposits for insurance products were $7.1 billion in 2Q15, an increase of 13% on a constant currency basis compared with 2Q14.

Premiums and deposits for Wealth and Asset Management (“WAM”) products were $34.9 billion in 2Q15, an increase of $16.8 billion, or 74% on a constant currency basis, compared with 2Q14 (61% excluding recently acquired businesses).  Because the pension business acquired from New York Life is measured by assets under administration (“AUA”) and not assets under management (“AUM”), we do not report flows from this business as premiums or deposits.

Premiums and deposits for Other Wealth products were $1.7 billion in 2Q15, an increase of $0.9 billion, or 97% on a constant currency basis (70% excluding recently acquired businesses).

B4         Assets under management and administration20

Assets under management and administration as at June 30, 2015 were $883 billion, an increase of $246 billion compared with June 30, 2014. Excluding the $130 billion increase related to the Standard Life and New York Life transactions, the increase was 7% on a constant currency basis.

B5         Capital20

MFC’s total capital as at June 30, 2015 was $45.5 billion, an increase of $9.7 billion from June 30, 2014. The increase from June 30, 2014 was primarily driven by net income of $3.1 billion, favourable currency impacts of $3.6 billion, the Standard Life acquisition ($2.2 billion issuance of MFC common shares and $0.4 billion of outstanding Standard Life debt), other net capital issued of $1.5 billion, partially offset by cash dividends of $1.2 billion over the period. As noted in section A3 above, MLI’s MCCSR ratio was 236% at June 30, 2015.

B6         Impact of fair value accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments, the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income (see section A1 above for discussion of second quarter experience).

Net realized and unrealized losses reported in investment income were $10.2 billion for 2Q15.  This amount was driven by the mark-to-market impact of increases in interest rates on our bond and fixed income derivative holdings.

As outlined in the “Critical Accounting and Actuarial Policies” in the MD&A in our 2014 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies.  Investment returns are projected using current asset portfolios and projected reinvestment strategies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period.  We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).

20	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 6, 2015 – Press Release Reporting Second Quarter Results

B7         Impact of foreign exchange rates

Changes in foreign exchange rates, primarily due to the strengthening of the U.S. dollar compared with the Canadian dollar, increased core earnings by approximately $63 million in 2Q15 compared with 2Q14. The impact of foreign currency on items excluded from core earnings is not relevant given the nature of these items. Each line item on our financial statements has been impacted by changes in foreign exchange rates.

C         PERFORMANCE BY DIVISION

C1	Asia Division

($ millions, unless otherwise stated)	Quarterly results			YTD Results
Canadian dollars	2Q 2015	1Q 2015	2Q 2014	2015	2014
Net income attributed to shareholders	$320	$299	$337	$619	$579
Core earnings(1)	300	296	231	596	475
Revenue(2)	2,665	3,413	2,922	6,078	5,574
Revenue before realized and unrealized investment income gains and losses(2)	3,324	3,059	2,281	6,383	4,626
Premiums and deposits	9,358	6,188	4,150	15,546	7,950
Assets under management ($ billions)	99.3	96.9	81.4	99.3	81.4
U.S. dollars
Net income attributed to shareholders	$261	$241	$308	$502	$527
Core earnings	244	239	212	483	433
Revenue(2)	2,167	2,753	2,680	4,920	5,082
Revenue before realized and unrealized investment income gains and losses(2)	2,702	2,466	2,092	5,168	4,217
Premiums and deposits	7,609	4,990	3,806	12,599	7,250
Assets under management ($ billions)	79.6	76.4	76.2	79.6	76.2

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See “B6 - Impact of fair value accounting”.

Asia Division’s net income attributed to shareholders was $320 million in 2Q15 compared with $337 million in 2Q14. Net income attributed to shareholders is comprised of core earnings, which was $300 million in 2Q15 compared with $231 million in 2Q14, and items excluded from core earnings, which amounted to a $20 million gain in 2Q15 compared with a $106 million gain in 2Q14. Year-to-date net income attributed to shareholders and core earnings were $619 million and $596 million, respectively, in 2015 compared with $579 million and $475 million, respectively, for the same period of 2014.

Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$261 million in 2Q15 compared with US$308 million for 2Q14 and core earnings were US$244 million in 2Q15 compared with US$212 million in 2Q14. Items excluded from core earnings were a gain of US$17 million for 2Q15 compared with US$96 million in 2Q14.

Core earnings increased US$45 million, or 23%, compared with 2Q14 after adjusting for the impact of changes in currency rates. The increase was driven by strong growth in new business volumes and favourable product mix, policyholder experience, higher fee income reflecting higher assets under management and insurance in-force growth. On a Canadian dollar basis core earnings increased by $69 million to $300 million due to the factors above, and reflect a net $18 million favourable impact of changes in currency rates in territories where we operate versus the Canadian dollar.

August 6, 2015 – Press Release Reporting Second Quarter Results

Year-to-date net income attributed to shareholders was US$502 million in 2015 compared with US$527 million for the same period of 2014. The decrease of US$25 million was primarily related to higher gains reported in 2014 related to the direct impact of equity markets and interest rates on variable annuity guarantee liabilities not dynamically hedged. Year-to-date core earnings in 2015 increased US$75 million, compared with the same period of 2014, after adjusting for the impact of changes in currency rates, reflecting growth in new business, in-force growth and favourable policyholder experience. On a Canadian dollar basis year-to-date core earnings increased by $121 million to $596 million due to the factors above, and reflect a net $36 million favourable impact due to changes in currency rates in territories where we operate versus the Canadian dollar.

Revenue before unrealized and realized investment gains was US$2.7 billion in 2Q15 compared with US$2.1 billion in 2Q14, an increase of 29% driven by higher premium income, fee income and investment income.

Premiums and deposits of US$7.6 billion in 2Q15 increased 111% on a constant currency basis compared with 2Q14. Premiums and deposits for insurance products of US$1.8 billion increased 23% driven by strong double digit insurance sales growth in most of the territories and from recurring premiums on in-force business. Wealth and Asset Management premiums and deposits of US$5.2 billion in 2Q15 increased by 176% driven by the success of new fund launches combined with strong market sentiment, notably in China, and expanded distribution.

Assets under management were US$79.6 billion as at June 30, 2015, an increase of 13% on a constant currency basis compared with June 30, 2014, driven by net policyholder cash inflows of US$5.7 billion and the favourable impact of equity market appreciation and lower interest rates over the last 12 months.

C2                                   Canadian Division

($ millions, unless otherwise stated)	Quarterly results			YTD Results
Canadian dollars	2Q 2015	1Q 2015	2Q 2014	2015	2014
Net income attributed to shareholders	$191	$119	$267	$310	$644
Core earnings(1)	304	262	232	566	460
Revenue(2)	230	4,692	3,335	4,922	7,125
Revenue before realized and unrealized investment income gains and losses(2)	2,814	2,685	2,430	5,499	4,800
Premiums and deposits	7,250	7,826	5,069	15,076	11,119
Assets under management ($ billions)	217.5	220.7	153.4	217.5	153.4

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See “B6 - Impact of fair value accounting”.

Canadian Division’s 2Q15 net income attributed to shareholders was $191 million compared with $267 million in 2Q14.  Net income attributed to shareholders is comprised of core earnings, which was $304 million in 2Q15 compared with $232 million in 2Q14, and items excluded from core earnings, which were net charges of $113 million in 2Q15 compared with a gain of $35 million in 2Q14.

Core earnings increased $72 million of which $36 million related to the Standard Life acquisition. In-force business growth, including higher fee income from our wealth and asset management businesses, and the favourable impact of reinsurance treaty recaptures were mostly offset by unfavourable policyholder experience and the impact of lower interest rates on new business margins. The 2Q15 loss in items excluded from core earnings related to unfavourable market-related experience and, to a lesser extent, integration costs.

Year-to-date net income attributed to shareholders was $310 million compared with $644 million for the same period of 2014.  Year-to-date core earnings of $566 million were $106 million higher than the first 6 months of 2014 and included $55 million related to Standard Life.

August 6, 2015 – Press Release Reporting Second Quarter Results

Revenue before unrealized and realized investment gains was $2.8 billion in 2Q15 compared with $2.4 billion in 2Q14 due higher net premium income and higher fee income on higher asset levels.

Premiums and deposits in 2Q15 were $7.3 billion, $2.2 billion higher than in 2Q14. The acquisition of Standard Life added $1.3 billion to premiums and deposits in the quarter.  Manulife Mutual Funds and Group Retirement also contributed to the increase.

Assets under management were $217.5 billion as at June 30, 2015, an increase of $64.1 billion from June 30, 2014, including $53.3 billion related to Standard Life. Excluding Standard Life, AUM increased by $10.8 billion or 7% driven by growth in our wealth and asset management businesses and the impact of market factors, including the decline in interest rates and positive investment returns over the past 12 months.

C3	U.S. Division
($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	2Q 2015	1Q 2015	2Q 2014	2015	2014
Net income attributed to shareholders	$183	$482	$559	$665	$962
Core earnings(1)	402	392	329	794	703
Revenue(2)	(1,959)	7,734	6,979	5,775	14,690
Revenue before realized and unrealized investment income gains and losses(2)	4,955	4,716	4,285	9,671	8,369
Premiums and deposits	16,108	14,428	12,931	30,536	26,305
Assets under management and administration ($ billions)	499.1	443.6	360.5	499.1	360.5
U.S. dollars
Net income attributed to shareholders	$149	$389	$513	$538	$879
Core earnings	327	316	302	643	641
Revenue(2)	(1,593)	6,237	6,399	4,644	13,390
Revenue before realized and unrealized investment income gains and losses(2)	4,029	3,804	3,928	7,833	7,631
Premiums and deposits	13,101	11,636	11,859	24,737	23,982
Assets under management and administration ($ billions)	400.1	349.8	337.7	400.1	337.7

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See “B6 Impact of fair value accounting”.

U.S. Division’s 2Q15 net income attributed to shareholders was $183 million compared with $559 million in 2Q14. Net income attributed to shareholders is comprised of core earnings, which amounted to $402 million in 2Q15 compared with $329 million in 2Q14, and items excluded from core earnings, which amounted to net charges of $219 million in 2Q15 compared with a gain of $230 million in 2Q14. Year-to-date net income attributed to shareholders and core earnings were $665 million and $794 million, respectively, in the first half of 2015 compared with $962 million and $703 million, respectively, for the same period of 2014. The unfavourable variance in items excluded from core earnings is largely consistent with the items described at the total Company level.

Expressed in U.S. dollars, the functional currency of the division, 2Q15 net income attributed to shareholders was US$149 million compared with US$513 million in 2Q14, core earnings was US$327 million compared with US$302 million in 2Q14, and items excluded from core earnings were a loss of US$178 million in 2Q15 compared with a gain of US$211 million in 2Q14. The US$25 million increase in core earnings was driven by lower amortization of deferred acquisition costs due to the run-off of the in-force variable annuity business, higher insurance new business margins, and higher wealth and asset management fee income reflecting increased asset levels. Unfavourable policyholder experience in JH Life was mostly offset by other one-time policy related items. On a Canadian dollar

August 6, 2015 – Press Release Reporting Second Quarter Results

basis, core earnings increased by $73 million to $402 million due to the factors above, and includes the $45 million favourable impact from the strengthening of the U.S. dollar compared to the Canadian dollar.

Year-to-date net income attributed to shareholders was US$538 million in the first half of 2015 compared with US$879 million for the same period in 2014 and included core earnings of US$643 million, a US$2 million increase.  The favourable variance in the second quarter core earnings, noted above, and more favourable policyholder experience in 1Q15, was mostly offset by the unfavourable impact of declines in interest rates on the release of insurance margins and more favourable tax related items reported in 1Q14. The $343 million unfavourable variance in items excluded from core earnings is largely consistent with the items described at the total Company level. On a Canadian dollar basis, year-to-date core earnings increased by $91 million to $794 million due to the factors above, and includes the $89 million favourable impact from the strengthening of the U.S. dollar compared to the Canadian dollar.

Revenue before unrealized and realized investment gains was US$4.0 billion in 2Q15 compared with US$3.9 billion in 2Q14.  The increase was related to higher life insurance premiums and higher fee income on the business acquired from New York Life, partially offset by the continued run-off of the in-force variable annuity business.

Premiums and deposits for 2Q15 were US$13.1 billion, an increase of 10% compared with 2Q14.  The increase was primarily driven by additional deposits for 401k plans arising from the acquired business.  Excluding the impact of the acquisition, premiums and deposits increased by 2% driven by increased core small-case 401k deposits and universal life premiums.

Assets under management and administration as at June 30, 2015 were a record US$400.1 billion and increased US$62.4 billion from June 30, 2014. The acquisition contributed US$55.3 billion and the remainder of the increase was driven by the impact of market factors on fair values of assets and strong net mutual fund sales over the last 12 months, partially offset by variable and fixed annuity payments.

C4	Corporate and Other

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	2Q 2015	1Q 2015	2Q 2014	2015	2014
Net loss attributed to shareholders	$(94)	$(177)	$(220)	$(271)	$(424)
Core loss (excluding macro hedges and core investment gains)(1)	$(109)	$(109)	$(92)	$(218)	$(227)
Expected cost of macro hedges	(46)	(44)	(49)	(90)	(91)
Investment-related experience included in core earnings	51	-	50	51	100
Total core loss	$(104)	$(153)	$(91)	$(257)	$(218)
Revenue	$187	$(25)	$(10)	$162	$21
Premiums and deposits	11,008	3,043	2,800	14,051	4,987
Assets under management ($ billions)	66.9	60.1	42.0	66.9	42.0

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $94 million in 2Q15 and a net loss of $220 million in 2Q14.  The net loss is comprised of core loss and items excluded from core

August 6, 2015 – Press Release Reporting Second Quarter Results

loss.  The core loss was $104 million in 2Q15 and $91 million in 2Q14; items excluded from core loss amounted to income of $10 million in 2Q15 compared with charges of $129 million in 2Q14.

The $13 million increase in core loss is primarily related to lower yields and the strengthening of the U.S. dollar.  Other items netted to a small variance: the higher realized gains on AFS equities in 2Q15 were largely offset by the non-recurrence of a gain from a legal provision release in 2Q14.  Favourable variances in items excluded from core loss compared with 2Q14 were the direct impact of equity markets and interest rates, the impact of mark-to-market accounting and the changes in actuarial methods and assumptions.  In 2Q15, we also reported a $33 million gain reflecting the impact of the Alberta provincial tax rate change in Canada partially offset by $8 million of integration costs related to Standard Life.

On a year-to-date basis the net loss attributed to shareholders was $271 million in 2015 compared with a net loss of $424 million for the same period of 2014, reflecting a favourable variance from items excluded from core earnings of $192 million partially offset by the unfavourable core loss variance of $39 million. Core loss was $39 million larger than 2Q14 primarily due to lower investment-related experience included in core earnings. The $192 million favourable variance in items excluded from core loss includes the direct impact of equity markets and interest rates, the offset to lower investment-related experience gains included in core earnings, other mark-to-market movements, and the impact of tax rate changes in Canada and Japan, partially offset by closing and integration costs related to the acquisition of Standard Life.

Revenue was $187 million in 2Q15 compared with negative $10 million in 2Q14. The increase in revenue was primarily driven by macro hedging gains and higher than average realized gains on AFS securities, net of shortening swaps.

Premiums and deposits, primarily related to the Investment Division’s external asset management business, were $11,008 million in 2Q15, almost four times the $2,800 million reported in 2Q14. The increase reflects the impact of inflows from institutional asset management clients, including a significant new fixed-income mandate for a Canadian client.

Assets under management of $66.9 billion as at June 30, 2015 (June 30, 2014 – $42.0 billion) included assets managed by Manulife Asset Management on behalf of third-party institutional clients of $64.7 billion (June 30, 2014 – $37.6 billion).

D	PERFORMANCE BY BUSINESS LINE

D1	Additional information for Wealth and Asset Management

Manulife has a globally diversified wealth and asset management franchise spanning mutual funds, group retirement and savings products, and institutional asset management capabilities across all major asset classes.  We have achieved strong growth through expanding our broad-based extensive distribution platforms in the U.S., Canada and Asia, and leveraging our global asset management expertise.  With investment professionals on the ground in 17 countries, our deep local knowledge, and expertise in sought after asset classes such as alternative long-duration assets, positions us well for continued success. In addition to mutual fund businesses in 11 markets, we have leading retirement platforms in Canada, the U.S. and Hong Kong, and a growing presence in Indonesia and Malaysia.  We continue to invest in these businesses with recent acquisitions of the Canadian-based operations of Standard Life plc (“Standard Life”) and New York Life’s Retirement Plan Services business. WAM businesses are among our fastest growing earnings contributors.

We are providing additional financial information by line of business, to supplement our existing primary disclosure based on geographic segmentation. This information should help facilitate a better assessment of the financial performance of our WAM businesses and relevant comparisons to be made with global asset management peers. The supplemental information for WAM businesses includes an income statement, core earnings, core earnings before interest, taxes, depreciation and amortization (“core EBITDA”), net flows, gross flows and assets under management and

August 6, 2015 – Press Release Reporting Second Quarter Results

administration21.  Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Wealth and Asset Management highlights

	Quarterly Results			YTD Results
(C$ millions, unless otherwise stated)	2Q 2015	1Q 2015	2Q 2014	2015	2014
Core earnings	$155	$148	$129	$303	$244
Core EBITDA	290	288	245	578	468
Net flows	14,494	6,631	6,414	21,125	13,147
Gross flows	34,892	22,843	18,137	57,735	36,685
Assets under management (“AUM”) (C$ billions)	406	394	286	406	286
Assets under management and administration (“AUMA”) (C$ billions)	475	394	286	475	286

In 2Q15, we generated strong net flows and added $68.9 billion of assets under administration as a result of the New York Life transaction.  Core EBITDA in 2Q15 and the first half of 2015 increased 18% and 24%, respectively, compared with the same periods in the prior year and operating leverage improved as fee income grew faster than expenses.

D2	Additional information by business line

In addition to the WAM businesses, the following two tables include core earnings and assets under management and administration for our Other Wealth and Insurance business lines.  Other Wealth consists of variable and fixed annuities, single premium products sold in Asia, and Manulife Bank in Canada22 and Insurance includes all individual and group insurance businesses.

Wealth and Asset Management – Our global WAM businesses contributed $155 million to core earnings in 2Q15, an increase of 20% compared with 2Q14. The increase was a result of higher fee income from higher asset levels, reflecting strong net flows and recent acquisitions and the favourable impact of the strengthening of the U.S. dollar, partially offset by higher non-deferrable acquisition costs.  On a year-to-date basis, WAM contributed $303 million to core earnings in 2015, up 24% from $244 million in 2014.

Insurance – Our insurance businesses contributed $518 million to core earnings in 2Q15, an increase of 22% compared with 2Q14. The increase was primarily a result of strong insurance sales in Asia, the strengthening of the U.S. dollar and a number of smaller items. Year-to-date core earnings of $1,017 million in 2015 were up 9% from 2014.

Other Wealth – Our other wealth businesses contributed $302 million to core earnings in 2Q15, an increase of 25% compared with 2Q14. The increase was primarily related to strong sales in Asia, lower amortization of deferred acquisition costs in the U.S. and the strengthening of the U.S. dollar.  Year-to-date core earnings of $594 million in 2015 were up 27% from 2014.

Core earnings by line of business

21	Core earnings, core EBITDA, net flows, gross flows and assets under management and administration are non-GAAP measures. See “Performance and Non-GAAP measures” below.

22	Manulife Bank new loan volumes are no longer being reported as sales.

August 6, 2015 – Press Release Reporting Second Quarter Results

	Quarterly Results			YTD Results
($C millions)	2Q15	1Q15	2Q14	2015	2014
Wealth and Asset Management	$155	$148	$129	$303	$244
Insurance	518	499	425	1,017	929
Other Wealth	302	292	242	594	466
Corporate and other(1)	(112)	(161)	(95)	(273)	(219)
Standard Life(2)	39	19	n/a	58	n/a
Total core earnings	$902	$797	$701	$1,699	$1,420

(1)	Excludes Manulife Asset Management results that are included in WAM.
(2)	Manulife acquired the Canadian-based operations of Standard Life plc on January 30, 2015. The year-to-date 2015 core earnings include the 5-month post-close contribution from Standard Life.

August 6, 2015 – Press Release Reporting Second Quarter Results

Assets under management and administration by line of business

As at	June 30,	March 31,	June 30,
($C millions)	2015	2015	2014
Wealth and Asset Management	$474.5	$394.0	$286.0
Insurance	235.6	242.1	191.7
Other Wealth	170.4	180.6	155.2
Corporate and Other	2.2	4.5	4.4
Total assets under management and administration	$882.7	$821.3	$637.3

The following table shows the core earnings of the WAM, Insurance and Other Wealth business lines by division.

Core earnings by line of business by division

	Quarterly Results			YTD Results
(C$ millions)	2Q15	1Q15	2Q14	2015	2014
Wealth and Asset Management(1)
Asia	$42	$43	$31	$85	$61
Canada	34	28	25	62	49
U.S.	75	70	69	145	133
Corporate and Other(2)	4	7	4	11	1
Total Wealth and Asset Management	$155	$148	$129	$303	$244
Insurance
Asia	$195	$200	$146	$395	$306
Canada	125	109	116	234	243
U.S.	198	190	163	388	380
Total Insurance	$518	$499	$425	$1,017	$929
Other Wealth(3)
Asia	$63	$53	$54	$116	$108
Canada
Manulife Bank	36	34	29	70	57
Canada excluding Manulife Bank	74	73	62	147	111
Total Canada	110	107	91	217	168
U.S.	129	132	97	261	190
Total Other Wealth	$302	$292	$242	$594	$466
Corporate and Other(4)	(112)	(161)	(95)	(273)	(219)
Standard Life(5)	39	19	-	58	-
Total core earnings	$902	$797	$701	$1,699	$1,420

(1)
Wealth and Asset Management is comprised of our fee-based global WAM businesses that do not contain material insurance risk including:  mutual funds, group retirement and institutional asset management.

(2)	Corporate and Other results are net of internal allocations to other divisions.
(3)	Other Wealth includes annuities and Manulife Bank.
(4)	A portion of core earnings from Investment Division has been included in Wealth and Asset Management.
(5)	Standard Life’s results will be presented separately until consolidated business line reporting can be established.

E.	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2014 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS7, “Financial Instruments – Disclosures”. Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

August 6, 2015 – Press Release Reporting Second Quarter Results

E1	Potential impact of recent deployments of capital and current macro environment

In our 2014 MD&A we noted macro-economic and other risk factors that may result in our inability to achieve our 2016 objective of core ROE of 13%.  Core ROE was 9.8% in 2Q15 and 9.6% for the first half of 2015, and given the recent deployments of capital to pursue long-term growth, along with the impact on equity of the strengthening U.S. dollar compared to the Canadian dollar, we no longer believe our core ROE objective of 13% is achievable in 2016.

E2	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2014 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section E4 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

As at	June 30, 2015			December 31, 2014
(C$ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$6,199	$4,922	$1,308	$6,014	$4,846	$1,203
Guaranteed minimum withdrawal benefit	68,919	64,960	5,393	66,950	64,016	4,570
Guaranteed minimum accumulation benefit	18,952	23,068	47	14,514	18,670	23
Gross living benefits(2)	$94,070	$92,950	$6,748	$87,478	$87,532	$5,796
Gross death benefits(3)	13,193	13,089	1,388	12,178	11,036	1,312
Total gross of reinsurance and hedging	$107,263	$106,039	$8,136	$99,656	$98,568	$7,108
Living benefits reinsured	$5,406	$4,321	$1,107	$5,242	$4,249	$1,020
Death benefits reinsured	3,690	3,478	577	3,598	3,398	560
Total reinsured	$9,096	$7,799	$1,684	$8,840	$7,647	$1,580
Total, net of reinsurance	$98,167	$98,240	$6,452	$90,816	$90,921	$5,528

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at June 30, 2015 was $6,452 million (December 31, 2014 – $5,528 million) of which: US$4,092 million (December 31, 2014 – US$3,616 million) was on our U.S. business, $878 million (December 31, 2014 – $912 million) was on our Canadian business, US$115 million (December 31, 2014 – US$99 million) was on our Japan business and US$262 million (December 31, 2014 – US$264 million)  was related to Asia (other than Japan) and our run-off reinsurance business.

The amount at risk on variable annuity contracts and segregated fund guarantees, net of reinsurance, was $6.4 billion at June 30, 2015 compared with $5.5 billion at December 31, 2014.

The policy liabilities established for variable annuity and segregated fund guarantees were $4,751 million at June 30, 2015 (December 31, 2014 - $4,862 million).  For non-dynamically hedged business, policy liabilities increased from $684 million at December 31, 2014 to $727 million at June 30, 2015.

August 6, 2015 – Press Release Reporting Second Quarter Results

For the dynamically hedged business, the policy liabilities decreased from $4,178 million at December 31, 2014 to $4,024 million at June 30, 2015.

E3	Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI’s MCCSR ratio will be as indicated.

E4	Publicly traded equity performance risk

As outlined in our 2014 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 52 and 53 of our 2014 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities.  It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

August 6, 2015 – Press Release Reporting Second Quarter Results

As at June 30, 2015
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,840)	$(2,820)	$(1,210)	$850	$1,440	$1,800
Asset based fees	(440)	(290)	(150)	150	290	440
General fund equity investments(3)	(1,020)	(680)	(340)	320	640	980
Total underlying sensitivity before hedging	$(6,300)	$(3,790)	$(1,700)	$1,320	$2,370	$3,220
Impact of macro and dynamic hedge assets(4)	4,160	2,450	1,090	(940)	(1,650)	(2,210)
Net potential impact on net income after impact of hedging	$(2,140)	$(1,340)	$(610)	$380	$720	$1,010

As at December 31, 2014
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,480)	$(2,570)	$(1,100)	$740	$1,210	$1,510
Asset based fees	(360)	(240)	(120)	120	240	360
General fund equity investments(3)	(650)	(440)	(210)	220	450	680
Total underlying sensitivity before hedging	$(5,490)	$(3,250)	$(1,430)	$1,080	$1,900	$2,550
Impact of macro and dynamic hedge assets(4)	$3,770	$2,150	$950	$(850)	$(1,460)	$(1,940)
Net potential impact on net income after impact of hedging	$(1,720)	$(1,100)	$(480)	$230	$440	$610

(1)	See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program.  The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI's MCCSR ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
June 30, 2015	(17)	(10)	(5)	4	13	18
December 31, 2014	(20)	(10)	(4)	1	7	11

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at	June 30,	December 31,
(C$ millions)	2015	2014
For variable annuity guarantee dynamic hedging strategy	$11,600	$10,700
For macro equity risk hedging strategy	3,400	3,000
Total	$15,000	$13,700

August 6, 2015 – Press Release Reporting Second Quarter Results

E5	Interest rate and spread risk

At June 30, 2015, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of nil, and to a 50 basis point increase in interest rates to be a benefit of $100 million, after rounding results to the nearest $100 million. The $100 million decrease in sensitivity to a 50 basis point decline in interest rates from December 31, 2014 was primarily attributable to normal rebalancing a part of our interest risk hedging program.

The 50 basis point parallel decline includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenario used in the reserve, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. The reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates. Furthermore, the actual impact on net income of non-parallel interest rate movements may differ from the estimated impact of parallel movements because our exposure to interest rate movements is not uniform across all durations.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate 50 basis point parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	June 30, 2015				December 31, 2014
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$-		$100		$(100)		$100
From fair value changes in AFS fixed income assets held in surplus, if realized	500		(400)		500		(400)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(5)		4		(7)		5
From fair value changes in AFS fixed income assets held in surplus, if realized	2		(2)		3		(3)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for almost all of the 5 point impact of a 50 bp decline in interest rates on MLI’s MCCSR ratio this quarter.

August 6, 2015 – Press Release Reporting Second Quarter Results

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
(C$ millions)	June 30, 2015	December 31, 2014
Corporate spreads(4)
Increase 50 basis points	$500	$500
Decrease 50 basis points	(500)	(500)
Swap spreads
Increase 20 basis points	$(500)	$(500)
Decrease 20 basis points	500	500

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

E6	Alternative Long-Duration Asset (“ALDA”) Performance Risk

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4)

As at	June 30, 2015		December 31, 2014
(C$ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,200)	$1,100	$(1,000)	$1,000
Private equities and other ALDA	(1,000)	900	(1,000)	900
Alternative long-duration assets	$(2,200)	$2,000	$(2,000)	$1,900

(1)	See “Caution Related to Sensitivities” above.
(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA, weightings; (ii) any gains or losses on ALDA  held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)	The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative long-duration asset returns.
(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.

The increased sensitivity from December 31, 2014 to June 30, 2015 is primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar during the period which increased the sensitivity of our U.S. business as measured in Canadian dollars as well as the acquisition of Standard Life.

August 6, 2015 – Press Release Reporting Second Quarter Results

F	ACCOUNTING MATTERS AND CONTROLS

F1	Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2014. The critical accounting policies and the estimation processes related to the determination of insurance and investment contract liabilities, assessment of relationships with other entities for consolidation, fair value of certain financial instruments, derivatives and hedge accounting, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions, valuation and impairment of goodwill and intangible assets and the measurement and disclosure of contingent liabilities are described on pages 70 to 77 of our 2014 Annual Report.

F2	Sensitivity of policy liabilities to updates and assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by business and geographic market and assumption updates are made on a business/geographic specific basis.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

As at	Increase (decrease) in after-tax income
(C$ millions)	June 30, 2015		December 31,2014
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$500	$(500)	$300	$(300)
100 basis point change in future annual returns for ALDA(2)	2,700	(3,200)	2,500	(3,100)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(200)	200

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $100 million increase (December 31, 2014 – $100 million increase).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $100 million decrease (December 31, 2014 – $100 million decrease).  Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards.  The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)	ALDA include commercial real estate, timber and agricultural real estate, oil and gas, and private equities.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.25% and 18.4%.

The increase in sensitivity to a change in future annual public equity returns from December 31, 2014 to June 30, 2015 is primarily due to the acquisition of Standard Life which closed January 30, 2015. The increase in sensitivity to a change in future annual ALDA returns from December 31, 2014 to June 30, 2015 is primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar during the period and the acquisition of Standard Life, partially offset by the impact of the increase in risk free rates in some jurisdictions during the period, increasing the rate at which funds can be reinvested.

August 6, 2015 – Press Release Reporting Second Quarter Results

F3	Accounting and reporting changes

OSFI recently issued the 2016 MCCSR guidelines for public comment. The guidelines include the requirement to disclose the MCCSR ratio for MFC and other federally regulated holding companies.

G	Other

G1	Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited Consolidated Financial Statements. Non-GAAP measures include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Core Earnings Before Income Taxes, Depreciation and Amortization (“Core EBITDA”); Constant Currency Basis; Mutual Funds Assets under Management; Premiums and Deposits; Assets under Management and Administration; Assets under Management; Assets under Administration; Capital; Embedded Value; New Business Value; Sales; Gross Flows and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of insurance and investment contract liabilities.

6.
Up to $400 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”.  This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

August 6, 2015 – Press Release Reporting Second Quarter Results

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities, consisting of:

▪
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

▪	Gains (charges) on variable annuity guarantee liabilities that are not dynamically hedged.

▪	Gains (charges) on general fund equity investments supporting insurance and investment contract liabilities and on fee income.

▪
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

▪
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).

▪	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income redeployment, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our insurance and investment contract liabilities.

3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

4.	Changes in actuarial methods and assumptions.

5.	The impact on the measurement of insurance and investment contract liabilities of changes in product features or new reinsurance transactions, if material.

6.	Goodwill impairment charges.

7.	Gains or losses on disposition of a business.

8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

9.	Tax on the above items.

10.	Impact of enacted or substantially enacted income tax rate changes.

The following table summarizes for the past eight quarters core earnings and net income attributed to shareholders.

August 6, 2015 – Press Release Reporting Second Quarter Results

Total Company

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2015		2015		2014		2014		2014		2014		2013		2013
Core earnings (loss)
Asia Division	$300		$296		$260		$273		$231		$244		$227		$242
Canadian Division	304		262		224		243		232		228		233		268
U.S. Division	402		392		338		342		329		374		366		361
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(109)		(109)		(112)		(107)		(92)		(135)		(138)		(135)
Expected cost of macro hedges	(46)		(44)		(47)		(46)		(49)		(42)		(53)		(84)
Investment-related experience included in core earnings	51		-		50		50		50		50		50		52
Total core earnings	$902		$797		$713		$755		$701		$719		$685		$704
Investment-related experience outside of core earnings	77		(77)		(403)		320		217		225		215		491
Core earnings plus investment-related experience outside of core earnings	$979		$720		$310		$1,075		$918		$944		$900		$1,195
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	(309)		13		377		70		55		(90)		(81)		94
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	-		12		-		24		-		-		261		-
Change in actuarial methods and assumptions	(47)		(22)		(59)		(69)		(30)		(40)		(133)		(252)
Net impact of acquisitions and divestitures	(54)		(30)		12		-		-		-		350		-
Tax items and restructuring charge related to organizational design	31		30		-		-		-		4		-		(3)
Net income attributed to shareholders	$600		$723		$640		$1,100		$943		$818		$1,297		$1,034

Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$28		$15		$(142)		$(35)		$66		$(71)		$105		$306
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(362)		13		533		165		22		9		(105)		(77)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	25		(15)		(14)		(15)		(8)		(3)		(55)		(72)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-		-		-		(45)		(25)		(25)		(26)		(63)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(309)		$13		$377		$70		$55		$(90)		$(81)		$94

August 6, 2015 – Press Release Reporting Second Quarter Results

Asia Division

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2015		2015		2014		2014		2014		2014		2013		2013
Asia Division core earnings	$300		$296		$260		$273		$231		$244		$227		$242
Investment-related experience outside of core earnings	7		-		(2)		27		18		19		(5)		(4)
Core earnings plus investment-related experience outside of core earnings	$307		$296		$258		$300		$249		$263		$222		$238
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	15		(17)		78		32		88		(25)		85		242
Recapture of reinsurance treaty and tax items	(2)		20		-		-		-		4		68		-
Disposition of Taiwan insurance business	-		-		-		-		-		-		350		-
Net income attributed to shareholders	$320		$299		$336		$332		$337		$242		$725		$480

Canadian Division

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2015		2015		2014		2014		2014		2014		2013		2013
Canadian Division core earnings	$304		$262		$224		$243		$232		$228		$233		$268
Investment-related experience outside of core earnings	14		(81)		(199)		19		46		135		106		135
Core earnings plus investment-related experience outside of core earnings	$318		$181		$25		$262		$278		$363		$339		$403
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(114)		(65)		48		-		(11)		14		34		14
Recapture of reinsurance treaty and tax items	1		12		-		24		-		-		-		(3)
Net impact of acquisitions and divestitures	(14)		(9)		-		-		-		-		-		-
Net income (loss) attributed to shareholders	$191		$119		$73		$286		$267		$377		$373		$414

U.S. Division

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2015		2015		2014		2014		2014		2014		2013		2013
U.S. Division core earnings	$402		$392		$338		$342		$329		$374		$366		$361
Investment-related experience outside of core earnings	64		(9)		(154)		319		206		111		161		404
Core earnings plus investment-related experience outside of core earnings	$466		$383		$184		$661		$535		$485		$527		$765
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(251)		99		322		18		24		(82)		105		163
Net impact of acquisitions	(32)		-		-		-		-		-		-		-
Impact of in-force product changes and recapture of reinsurance treaties	-		-		-		-		-		-		193		-
Net income attributed to shareholders	$183		$482		$506		$679		$559		$403		$825		$928

August 6, 2015 – Press Release Reporting Second Quarter Results

Corporate and Other

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2015		2015		2014		2014		2014		2014		2013		2013
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(109)		$(109)		$(112)		$(107)		$(92)		$(135)		$(138)		$(135)
Expected cost of macro hedges	(46)		(44)		(47)		(46)		(49)		(42)		(53)		(84)
Investment-related experience included in core earnings	51		-		50		50		50		50		50		52
Total core loss	$(104)		$(153)		$(109)		$(103)		$(91)		$(127)		$(141)		$(167)
Investment-related experience outside of core earnings	(8)		13		(48)		(45)		(53)		(40)		(47)		(44)
Core loss plus investment-related experience outside of core earnings	$(112)		$(140)		$(157)		$(148)		$(144)		$(167)		$(188)		$(211)
Other items to reconcile core loss to net loss attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	41		(4)		(71)		20		(46)		3		(305)		(325)
Changes in actuarial methods and assumptions	(47)		(22)		(59)		(69)		(30)		(40)		(133)		(252)
Goodwill impairment charge and other	-		-		-		-		-		-		-		-
Net impact of acquisitions and divestitures	(8)		(21)		12		-		-		-		-		-
Tax items and restructuring charge related to organizational design	32		10		-		-		-		-		-		-
Net loss attributed to shareholders	$(94)		$(177)		$(275)		$(197)		$(220)		$(204)		$(626)		$(788)

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 2Q15.

Mutual Funds assets under management (“MF AUM”) is a non-GAAP measure of the size of the Company’s Canadian mutual fund business.  It represents the assets managed by the Company, on behalf of mutual fund clients, on a discretionary basis for which the Company earns investment management fees.

Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money (“deposits from policyholders”), (iii) investment contract deposits, (iv) mutual fund deposits, (v) deposits into institutional advisory accounts, (vi) premium equivalents for “administration services only” group benefits contracts (“ASO premium equivalents”), (vii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (viii) other deposits in other managed funds.

August 6, 2015 – Press Release Reporting Second Quarter Results

Premiums and deposits	Quarterly Results
(C$ millions)	2Q 2015	1Q 2015	2Q 2014
Net premium income and investment contract deposits	$5,670	$5,477	$4,225
Deposits from policyholders	7,280	7,621	5,212
Mutual fund deposits	17,787	13,188	10,899
Institutional advisory account deposits	10,987	3,024	2,743
ASO premium equivalents	851	837	775
Group Benefits ceded premiums	1,031	1,202	991
Other fund deposits	117	137	105
Total premiums and deposits	$43,723	$31,486	$24,950
Currency impact	-	(201)	2,266
Constant currency premiums and deposits	$43,723	$31,285	$27,216

Assets under management and administration (“AUMA”) is a non-GAAP measure of the size of the Company.  It is comprised of the non-gaap measures assets under management (“AUM”), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration (“AUA”), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.

Assets under management and administration
As at
(C$ millions)	June 30, 2015	March 31, 2015	June 30, 2014
Total invested assets	$295,393	$308,680	$244,129
Segregated funds net assets	303,589	312,302	247,186
Assets under management per financial statements	$598,982	$620,982	$491,315
Mutual funds	144,663	139,750	105,147
Institutional advisory accounts (excluding segregated funds)	61,855	52,712	35,210
Other funds	8,303	7,901	5,588
Total assets under management	$813,803	$821,345	$637,260
Other assets under administration	68,924	-	-
Currency impact	-	(9,630)	69,209
Constant currency assets under management and administration	$882,727	$811,715	$706,469

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at
(C$ millions)	June 30, 2015	March 31, 2015	June 30, 2014
Total equity	$38,677	$39,435	$30,780
Add AOCI loss on cash flow hedges	205	280	136
Add liabilities for preferred shares and capital instruments	6,639	6,647	4,884
Total capital	$45,521	$46,362	$35,800

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of the business on a more comparable basis to how global asset managers are measured.  Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

August 6, 2015 – Press Release Reporting Second Quarter Results

Wealth and Asset Management	Quarterly Results
	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
(C$ millions, unaudited)	2015		2015		2014		2014		2014		2014		2013		2013
Core EBITDA	$290		$288		$255		$257		$245		$223		$195		$191
Amortization of deferred acquisition costs and other depreciation	66		69		63		59		58		57		54		53
Amortization of deferred sales commissions	26		29		22		21		23		24		21		21
Core earnings before income taxes	$198		$190		$170		$177		$164		$142		$120		$117
Income tax (expense) recovery	(43)		(42)		(41)		(48)		(35)		(27)		(23)		(14)
Core earnings	$155		$148		$129		$129		$129		$115		$97		$103

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statement of Financial Position of Manulife, excluding any value associated with future new business. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, third party debt, and pension liabilities, and local statutory balance sheet, 8 reserve, and capital for Manulife’s Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the inforce business under the MCCSR framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes businesses without material insurance risks, such as Manulife’s WAM businesses and Manulife Bank. EV is calculated as the sum of the adjusted net worth and the value of in-force business.

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as Manulife’s wealth and asset management businesses and Manulife Bank. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.  Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Other Wealth sales include all new deposits into variable and fixed annuity contracts and single premium products in Asia.  As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales.

Bank new lending volumes include bank loans and mortgages authorized in the period.

Gross flows is a new business measure for Manulife’s WAM businesses and includes all deposits into the Company’s mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows are a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our WAM businesses and includes gross flows less redemptions for our mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows are a common industry metric for WAM

August 6, 2015 – Press Release Reporting Second Quarter Results

businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.

G2	Key planning assumptions and uncertainties

Manulife’s 2016 management objectives23 do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long-term assumptions, and favourable investment-related experience included in core earnings.

G3	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to estimated net pre-tax savings from our E&E initiative, the impact on TRS gross flows of several committed cases closing in 2015, the exclusive life insurance partnership with Vitality in the U.S., the regional distribution agreement with DBS in Asia and the anticipated impact on net income attributed to shareholders relating to the annual review of actuarial methods and assumptions.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with Standard Life plc and bancassurance partnership with DBS Bank Ltd; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of Standard Life and New York Life’s Retirement Plan Services business; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the

23 See “Caution regarding forward-looking statements” below.

August 6, 2015 – Press Release Reporting Second Quarter Results

availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisitions of Standard Life and New York Life’s Retirement Plan Services business; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

August 6, 2015 – Press Release Reporting Second Quarter Results

Consolidated Statements of Income

For the three months ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2015	2014
Revenue
Premium income
Gross premiums	$7,449	$6,013
Premiums ceded to reinsurers	(1,872)	(1,797)
Net premiums	$5,577	$4,216
Investment income (loss)
Investment income	$3,216	$2,809
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program(1)	(10,161)	4,093
Net investment income	$(6,945)	$6,902
Other revenue	$2,491	$2,108
Total revenue	$1,123	$13,226
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits	$5,746	$4,751
Change in insurance contract liabilities	(7,795)	6,351
Change in investment contract liabilities	75	51
Benefits and expenses ceded to reinsurers	(1,830)	(1,647)
Change in reinsurance assets	737	(256)
Net benefits and claims	$(3,067)	$9,250
General expenses	1,566	1,097
Investment expenses	379	350
Commissions	1,259	1,007
Interest expense	251	244
Premium taxes	85	67
Total contract benefits and expenses	$473	$12,015
Income before income taxes	$650	$1,211
Income tax (expense) recovery	28	(234)
Net income	$678	$977
Net income (loss) attributed to:
Non-controlling interests	$29	$43
Participating policyholders	49	(9)
Shareholders	600	943
	$678	$977
Net income attributed to shareholders	$600	$943
Preferred share dividends	(29)	(36)
Common shareholders' net income	$571	$907
Earnings per share
Basic earnings per common share	$0.29	$0.49
Diluted earnings per common share	0.29	0.49

(1)
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities are mostly offset by changes in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass-through products and derivatives related to variable annuity hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities. The realized/unrealized gains (losses) on assets supporting insurance and investment contract liabilities related primarily to the impact of interest rate changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program.  See Section B5 above.

August 6, 2015 – Press Release Reporting Second Quarter Results

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	June 30, 2015	December 31, 2014
Assets
Cash and short-term securities	$15,647	$21,079
Debt securities	148,606	134,446
Public equities	17,315	14,543
Mortgages	45,063	39,458
Private placements	26,652	23,284
Policy loans	8,641	7,876
Loans to bank clients	1,750	1,772
Real estate	13,193	10,101
Other invested assets	18,526	16,751
Total invested assets	$295,393	$269,310
Other assets
Accrued investment income	$2,182	$2,003
Outstanding premiums	812	737
Derivatives	17,581	19,315
Reinsurance assets	20,218	18,525
Deferred tax assets	3,576	3,329
Goodwill and intangible assets	8,460	5,461
Miscellaneous	7,690	4,194
Total other assets	$60,519	$53,564
Segregated funds net assets	$303,589	$256,532
Total assets	$659,501	$579,406
Liabilities and Equity
Liabilities
Insurance contract liabilities	$256,192	$229,513
Investment contract liabilities	6,631	2,644
Deposits from bank clients	18,037	18,384
Derivatives	11,185	11,283
Deferred tax liabilities	1,277	1,228
Other liabilities	13,842	14,365
	$307,164	$277,417
Long-term debt	3,432	3,885
Liabilities for preferred shares and capital instruments	6,639	5,426
Liabilities for subscription receipts	-	2,220
Segregated funds net liabilities	303,589	256,532
Total liabilities	$620,824	$545,480
Equity
Preferred shares	$2,693	$2,693
Common shares	22,785	20,556
Contributed surplus	275	267
Shareholders' retained earnings	8,259	7,624
Shareholders' accumulated other comprehensive income (loss) on:
Pension and other post-employment plans	(543)	(529)
Available-for-sale securities	611	794
Cash flow hedges	(205)	(211)
Translation of foreign operations and real estate revaluation surplus	4,077	2,112
Total shareholders' equity	$37,952	$33,306
Participating policyholders' equity	188	156
Non-controlling interests	537	464
Total equity	$38,677	$33,926
Total liabilities and equity	$659,501	$579,406

August 6, 2015 – Press Release Reporting Second Quarter Results